  Exhibit 99.1

Silver Elephant Shareholders Pass All Resolutions
at 2020 Annual General and Special Meeting

Vancouver, British Columbia, July 7, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to report that all proposed resolutions were approved at the Company’s Annual General and Special Meeting of shareholders held on July 7, 2020, via teleconference (the “Meeting”). Voting Results were as follows:

MATTERS VOTED UPON		VOTING RESULTS
		Votes in Favour(1)	Votes Against or Abstained(1)
1.	The number of directors was fixed at five (5)(1)(3)	22,493,688 (96.97%)	701,847 (3.03%)
2.	Election of Directors(1)
	John Lee(4)	22,054,575 (95.08%)	1,140,961 (4.92%)
	Greg Hall(5)	22,305,992(96.17%)	889,543(3.83%)
	Masateru Igata(6)	22,359,602(96.40%)	835,934(3.60%)
	Ronald Clayton(7)	22,421,865(96.67%)	773,671(3.33%)
	Marc Leduc(8)	22,920,981(98.81%)	274,554(1.18%)
3.	Davidson & Company LLP, Chartered Accountants, was re-appointed as the auditors of the Company and directors were authorized to set their remuneration. (1)	37,556,064(99.39%)	231,982(0.61%)
4.	Approval of an ordinary resolution certain shareholders approving the amendment to the exercise price of previously issued warrants of the Company, with or without variation. (2)(9)	19,358,529(83.46%)	3,837,006(16.54%)

Notes:

1.
The percentages reported are calculated on the votes cast in person and by proxy at the Meeting which total 37,788,046 with respect to the above motion.
2.
9,110,231 shares held by Insiders were excluded from the calculation of the voting results.
3.
There were 14,592,511 non-votes reported by the Scrutineer of the Meeting in respect of the above motion.
4.
There were 14,592,510 non-votes reported by the Scrutineer of the Meeting in respect of the above motion.
5.
There were 14,592,511 non-votes reported by the Scrutineer of the Meeting in respect of the above motion.
6.
There were 14,592,510 non-votes reported by the Scrutineer of the Meeting in respect of the above motion.
7.
There were 14,592,510 non-votes reported by the Scrutineer of the Meeting in respect of the above motion.
8.
There were 14,592,511 non-votes reported by the Scrutineer of the Meeting in respect of the above motion.
9.
There were 14,592,511 non-votes reported by the Scrutineer of the Meeting in respect of the above motion.

A report on voting results on all matters voted on at the meeting have been filed on SEDAR at www.sedar.com.

The Company had previously received conditional approval from the TSX to amend the exercise price of an aggregate of 24,318,927 previously issued common share purchase warrants (the “Original Warrants”) of the Company to $0.26 (the “Amendment”) pending shareholder approval of the Amendment. Pursuant to the passing of the ordinary resolution approving the Amendment, the Original Warrants will be cancelled and replaced with amended common share purchase warrants repriced to $0.26 (the “Amended Warrants”), which Amended Warrants shall become effective 10 days from the date of this news release being July 7, 2020. All other terms of the Amended Warrants are unchanged from the Original Warrants and remain in full effect.

About Silver Elephant
Silver Elephant is developing its premier Pulacayo silver project in Bolivia. Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD
“Michael Doolin”
Chief Executive Officer
For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.